UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Antero Midstream GP LP

(Name of Issuer)

Common Shares Representing Limited Partner Interests

(Title of Class of Securities)

03675Y 103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03675Y 103

1	Name of Reporting Person Antero Resources Investment LLC I.R.S. Identification Number of Above Person (entities only): 46-3635814

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)

10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%(1)(2)

12	Type of Reporting Person OO

(1)         See Item 4 below.

(2)         Calculations are based upon 186,181,975 Common Shares (as defined in Item 2(d) of this Schedule 13G) outstanding, as of December 31, 2017.

Item 1(a).	Name of Issuer. The name of the issuer is Antero Midstream GP LP, a Delaware limited partnership (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2(a).	Names of Persons Filing. This Schedule 13G is filed on behalf of Antero Resources Investment LLC, a Delaware limited liability company that was liquidated on October 31, 2017 (“Antero Investment”).
Item 2(b).	Address or Principal Business Office or, if none, Residence. Prior to its liquidation, the principal business address of Antero Investment was 1615 Wynkoop Street, Denver, Colorado 80202.
Item 2(c).	Citizenship. Antero Investment was formed in the state of Delaware.
Item 2(d).	Title of Class of Securities. Common Shares Representing Limited Partner Interests (the “Common Shares”).
Item 2(e).	CUSIP Number. 03675Y 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference. Antero Investment previously owned 100% of the membership interests in Antero Resources Midstream Management LLC, a Delaware limited liability company, that converted into the Issuer on May 4, 2017 (the “Conversion”) in connection with the Issuer’s initial public offering (the “IPO”). In connection with the Conversion, Antero Investment received 186,170,213 Common Shares, of which 37,250,000 Common Shares were sold by Antero Investment in the IPO. Pursuant to the limited liability company agreement of Antero Investment, all of the remaining Common Shares held by Antero Investment following the IPO were distributed to the members of Antero Investment on a pro rata basis on May 12, 2017 and June 9, 2017, with no consideration being paid in connection therewith. Antero Investment was subsequently liquidated on October 31, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following - ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 of the Securities and Exchange Act of 1934.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

ANTERO RESOURCES INVESTMENT LLC

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

[Signature Page — Schedule 13G]